UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Inhibitex, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

45719T103

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,527,221 shares of common stock
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,527,221 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,527,221 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

8.35%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,527,221 shares of common stock
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,527,221 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,527,221 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

8.35%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,142,658 shares of common stock
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,142,658 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,142,658 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

7.08%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,142,658 shares of common stock
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,142,658 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,142,658 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

7.08%
14.	Type of Reporting Person (See Instructions)

OO

This Amendment No. 3 amends and supplements the Schedule 13D originally filed on May 17, 2006 and amended on June 8, 2006 and July 31, 2006 relating to the common stock, $.001 par value per share (the “Common Stock”) of Inhibitex, Inc. (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 2. Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), its general partner, QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership (the “Fund”), and its general partner, QVT Associates GP LLC, a Delaware limited liability company. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The Fund’s registered address is c/o Walkers SPV, Walkers House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The Fund’s principal business is investment in securities. QVT Financial’s principal business is investment management and it acts as the investment manager for the Fund and its several ‘feeder’ funds. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, the Fund, QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Fund and the Separate Account between April 4, 2006 and August 16, 2006 for approximately $5.4 million. The source of funds for the purchases was cash available for investment held by the Fund and the Separate Account.

Item 5. Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 2,142,658 shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 384,563 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 2,527,221 shares of Common Stock, consisting of the shares owned by the Fund and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

The Fund beneficially owns 2,142,658 shares of Common Stock. QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the same number of shares of Common Stock reported by the Fund.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial and the Fund.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Fund and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund, except to the extent of its pecuniary interest therein.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, the Fund and QVT Associates GP LLC reflect amounts as of August 16, 2006. The Fund and Separate Account effected the following transactions in the Common Stock since July 31, 2006, the date of Amendment No. 2 to this Schedule 13D:

•	The Fund purchased 126,401 shares of Common Stock, and the Separate Account purchased 21,757 shares of Common Stock in the open market on August 16, 2006 at a price of $1.579 per share.

•	The Fund purchased 2,183 shares of Common Stock, and the Separate Account purchased 376 shares of Common Stock in the open market on August 15, 2006 at a price of $1.58 per share.

•	The Fund purchased 53,121 shares of Common Stock, and the Separate Account purchased 9,144 shares of Common Stock in the open market on August 14, 2006 at a price of $1.58 per share.

•	The Fund purchased 20,886 shares of Common Stock, and the Separate Account purchased 3,595 shares of Common Stock in the open market on August 11, 2006 at a price of $1.574 per share.

•	The Fund purchased 43,454 shares of Common Stock, and the Separate Account purchased 7,480 shares of Common Stock in the open market on August 10, 2006 at a price of $1.576 per share.

•	The Fund purchased 28,896 shares of Common Stock, and the Separate Account purchased 4,974 shares of Common Stock in the open market on August 9, 2006 at a price of $1.60 per share.

•	The Fund purchased 8,532 shares of Common Stock, and the Separate Account purchased 1,468 shares of Common Stock in the open market on August 4, 2006 at a price of $1.54 per share.

•	The Fund purchased 4,596 shares of Common Stock, and the Separate Account purchased 791 shares of Common Stock in the open market on August 3, 2006 at a price of $1.54 per share.

•	The Fund purchased 1,452 shares of Common Stock, and the Separate Account purchased 250 shares of Common Stock in the open market on August 2, 2006 at a price of $1.54 per share.

•	The Fund purchased 28,465 shares of Common Stock, and the Separate Account purchased 4,900 shares of Common Stock in the open market on August 1, 2006 at a price of $1.557 per share.

Except for the information set forth herein, none of the reporting persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nick Brumm	By:	/s/ Nick Brumm
Name:	Nick Brumm	Name:	Nick Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nick Brumm	By:	/s/ Nick Brumm
Name:	Nick Brumm	Name:	Nick Brumm
Title:	Managing Member	Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: August 17, 2006

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nick Brumm	By:	/s/ Nick Brumm
Name:	Nick Brumm	Name:	Nick Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nick Brumm	By:	/s/ Nick Brumm
Name:	Nick Brumm	Name:	Nick Brumm
Title:	Managing Member	Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management